UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mecox Lane Limited

(Name of issuer)

Ordinary Shares

(Title of class of securities)

58403M102

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 58403M102	Page 2 of 9 Pages

(1)	Names of reporting persons EVER KEEN HOLDINGS LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0567384
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 49,347,256
(7) Sole dispositive power 0
(8) Shared dispositive power 49,347,256
(9)	Aggregate amount beneficially owned by each reporting person 49,347,256
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.8% (1)
(12)	Type of reporting person (see instructions) CO

(1)

Percentage ownership information is based on 416,870,274 ordinary shares outstanding as of December 31, 2011 and, where applicable, 83,327 ordinary shares that may be issued upon the exercise of outstanding options that are exercisable or will become exercisable within 60 days of December 31, 2011.

SCHEDULE 13G

CUSIP NO. 58403M102	Page 3 of 9 Pages

(1)	Names of reporting persons MAXPRO HOLDINGS LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0565800
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 75,473,344
(7) Sole dispositive power 0
(8) Shared dispositive power 75,473,344
(9)	Aggregate amount beneficially owned by each reporting person 75,473,344
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 18.1% (1)
(12)	Type of reporting person (see instructions) CO

(1)

Percentage ownership information is based on 416,870,274 ordinary shares outstanding as of December 31, 2011 and, where applicable, 83,327 ordinary shares that may be issued upon the exercise of outstanding options that are exercisable or will become exercisable within 60 days of December 31, 2011.

SCHEDULE 13G

CUSIP NO. 58403M102	Page 4 of 9 Pages

(1)	Names of reporting persons NAN PENG SHEN
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 83,327 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2011.
(6)

Shared voting power

124,820,600 shares of which 49,347,256 shares are directly held by Ever Keen Holdings Limited and 75,473,344 shares are directly held by Maxpro Holdings Limited. Mr. Shen is the sole director of each of Ever Keen Holdings Limited and Maxpro Holdings Limited. Mr. Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

(7) Sole dispositive power 83,327 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2011.
(8)

Shared dispositive power

124,820,600 shares of which 49,347,256 shares are directly held by Ever Keen Holdings Limited and 75,473,344 shares are directly held by Maxpro Holdings Limited. Mr. Shen is the sole director of each of Ever Keen Holdings Limited and Maxpro Holdings Limited. Mr. Shen disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

(9)	Aggregate amount beneficially owned by each reporting person 124,903,927
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 30.0% (1)
(12)	Type of reporting person (see instructions) IN

(1)

Percentage ownership information is based on 416,870,274 ordinary shares outstanding as of December 31, 2011 and, where applicable, 83,327 ordinary shares that may be issued upon the exercise of outstanding options that are exercisable or will become exercisable within 60 days of December 31, 2011.

13G

CUSIP NO. 58403M102	Page 5 of 9 Pages

ITEM 1.

(a)	Name of Issuer: Mecox Lane Limited

(b)	Address of Issuer’s Principal Executive Offices:

                              22nd Floor, Gems Tower, Building 20

                               No. 487, Tianlin Road

                               Shanghai 200233

                               People’s Republic of China

ITEM 2.

(a)	Name of Persons Filing:

The names of the persons filing are Ever Keen Holdings Limited, Maxpro Holdings Limited and Nan Peng Shen. Each of the parties listed in the immediately preceding sentence is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Ever Keen Holdings Limited beneficially owns 49,347,256 shares of the Issuer’s ordinary shares. Nan Peng Shen is the sole director of Ever Keen Holdings Limited. Sequoia Capital Growth Fund III, AIV, L.P., Sequoia Capital Growth Partners III, L.P., and Sequoia Capital Growth III Principals Fund (collectively, the “Sequoia U.S. Funds”) collectively own 100% of the shares of Ever Keen Holdings Limited. The general partner of each of Sequoia Capital Growth Fund III, AIV, L.P. and Sequoia Capital Growth Partners III, L.P. is SCGF III Management, LLC. The managing member of Sequoia Capital Growth III Principals Fund is SCGF III Management, LLC. Each of the persons and entities referred to above expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934.

Maxpro Holdings Limited beneficially owns 75,473,344 shares of the Issuer’s ordinary shares. Nan Peng Shen is the sole director of Maxpro Holdings Limited. Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P. (collectively, the “Sequoia China Funds”), collectively own 100% of the shares of Maxpro Holdings Limited. The general partner of each of the Sequoia China Funds is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Nan Peng Shen. Each of the persons and entities referred to above expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Maxpro Holdings Limited and Nan Peng Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

13G

CUSIP NO. 58403M102	Page 6 of 9 Pages

The business address for Ever Keen Holdings Limited is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(c)	Citizenship:

Ever Keen Holdings Limited: British Virgin Islands
Maxpro Holdings Limited: British Virgin Islands
Nan Peng Shen: Hong Kong SAR

(d)	Title of Class of Securities: Ordinary Shares

(e)	CUSIP Number: 58403M102

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4. Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY                 BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

13G

CUSIP NO. 58403M102	Page 7 of 9 Pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10. CERTIFICATION

NOT APPLICABLE

13G

CUSIP NO. 58403M102	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

Ever Keen Holdings Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Director

Maxpro Holdings Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Director

/s/ Nan Peng Shen
Nan Peng Shen

13G

CUSIP NO. 58403M102	Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the ordinary shares of Mecox Lane Limited, and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 7, 2012

Ever Keen Holdings Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Director

Maxpro Holdings Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Director

/s/ Nan Peng Shen
Nan Peng Shen